[redacted]

SECURITIES 14048170
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2014
WASH. D.C.
189
SECTION

9D 3/14/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avatar Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center- 32nd Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. James Jacoby 212-791-5470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036-6523 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 3/24/14

OATH OR AFFIRMATION

I, A. James Jacoby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. James Jacoby, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

Signature

Chief Executive Officer

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC
December 31, 2013
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Member
Avatar Captial Group LLC

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Avatar Capital Group LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 1,376,895
Securities owned, at market value	41,124
Due from Parent	4,438
Commissions receivable	935,934
Deposit at clearing broker	100,000
Prepaid expenses and other assets	61,714
Investment in affiliate	323,875
Other investments	220,000
Total assets	$ 3,063,980
Liabilities and member's capital	
Liabilities:	
Accounts payable and accrued expenses	$ 512,617
Due to affiliate	103,360
Total liabilities	615,977
Member's capital	2,448,003
Total liabilities and member's capital	$ 3,063,980

The accompanying notes are an integral part of these financial statements.

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Statement of Financial Condition

December 31, 2013

1. Organization

Avatar Capital Group LLC (the Company) was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC (FXDD or the Parent).

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income and government securities. The Company commenced trading operations on November 1, 2010. All corporate fixed income and government securities transactions are cleared primarily through Pershing, LLC (the Clearing Broker) or Tradition Asiel Securities, Inc. (TAS) in certain instances. In 2013, the Company was also an inter-dealer broker of credit derivative swaps on a fully disclosed, name give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker and amounts due from clients for the billing of brokerage on emerging market credit default swaps on a name give up basis.

Securities Owned

Securities owned represent municipal bonds and are valued using observable quotes for similar instruments.

Deposit at Clearing Broker

Cash held on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

Investments

The Company accounts for investments at cost when the Company's ownership interest is less than 20%, and under the equity method of accounting when the Company holds 20% or more ownership interest that gives it ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, the Company adjusts the carrying amount of the investment for its share of the earnings or losses of the investee.

The equity method of accounting is discontinued if the investment is reduced to zero and will resume only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

3. Related-Party Transactions

FXDD provides administrative, employee, office, and other services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. Included in due from Parent on the statement of financial condition is $4,438, relating to advances to FXDD for payroll and other expenses paid by FXDD on behalf of the Company.

On November 1, 2010, the Company entered into an income allocation, administrative services and space sharing agreement (the Agreement) with TAS, an affiliate of the Parent. Under the terms of the Agreement, the Company receives $10,000 per month for rent and administrative expenses. Additionally, TAS retains all profits earned by a business line of the Company equal to 100% of the commissions earned in accordance with the Agreement less certain direct expenses.

Effective April 2012, under an amendment to the Agreement, TAS brokers began transacting municipal bond brokerage business on behalf of the Company, at which time 100% of the income associated with these transactions was remitted to TAS. Subsequently on November 1, 2012, the Company entered into the second amendment to the Agreement. This amendment states that the Company is to retain 20% of the municipal bond brokerage business transacted on behalf of the Company by the TAS brokers.

Included in due to affiliate on the statement of financial condition is $103,560 relating to the net revenue and expense under the Agreement.

4. Investment in Affiliate

In November 2012, the Company entered into a Memorandum of Understanding (MOU) with Home Saver Fund Management LLC (HSFM), a minority owned and controlled asset manager which acts as the general partner of limited partnerships investing in residential mortgage loans. Under the terms of the MOU, the Company is to receive a 17% minority membership interest in HSFM in exchange for which the Company is to provide working capital to HSFM during the period ended December 31, 2012, in an amount up to $250,000. In February 2013, the MOU was amended (Amended MOU) to increase the Company's minority membership interest from 17% to 23% in exchange for an additional investment of $55,000. Concurrent with the execution of the Amended MOU, the Company made an additional investment of $165,000, raising its total investment to $447,230.

4. Investment in Affiliate (continued)

On July 29, 2013, the Company entered into a Memorandum of Acquisition Agreement with Paladin Strategic Partners Holdings, LLC (Paladin), PSP Homesavers LLC (PSP) and HSFM (the Acquisition Agreement). As of the date of this Agreement, the Company had contributed $447,230 to PSP. The Company's contribution was allocated as follows: a) $337,220 in consideration for a 23% membership interest in PSP; b) $110,000 in consideration for a 10% financial interest in the gross revenue stream paid to Paladin by MBIA Insurance Company (MBIA) in connection with services to be provided to MBIA by Paladin, subject to a cap of $1.8 million (the MBIA revenue stream); and c) $10 for an option to contribute an additional $110,000 to raise the Company's financial interest in the MBIA revenue stream to 20%. Subsequently, during 2013 the Company exercised this option.

As a result of the Acquisition Agreement, the Company holds a 23% equity investment in PSP which it accounts for under the equity method of accounting. Additionally, at December 31, 2013, the Company has a $220,000 investment relating to its rights to the MBIA revenue stream which is carried at cost.

Also under the Acquisition Agreement, HSFM is to receive desk space and technology services from the Company at a cost of $1,500 per month for each user of the services. HSFM has not been utilizing the space and therefore, no such amounts were billed to HSFM during 2013.

5. Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

5. Fair Value Measurements (continued)

- *Level 3:* Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a summary of the financial assets measured at fair value as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Municipal Bonds	$ –	$ 41,124	$ –	$ 41,124
	$ –	$ 41,124	$ –	$ 41,124

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2013. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2013. There were no financial assets or liabilities in the Level 3 category during the year ended December 31, 2013.

6. Member's Capital

The Company made a distribution of capital to the Parent in the amount of $200,000 on June 27, 2013, $500,000 on October 31, 2013, and $200,000 on November 11, 2013. Pursuant to NYSE Arca Rules 4.2(d) and 4.3(d) and pursuant to Securities and Exchange Commission Rule (SEC) 15c3-1(e)(1) the Company provided notice to FINRA and the SEC of the equity withdrawals.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2013, the Company had net capital of $1,119,874, which was $1,019,874 in excess of its required net capital of $100,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

8. Concentration of Credit Risk

At December 31, 2013, the Company's cash was held at a major financial institution in a non-interest bearing account. Under Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC). Interest bearing accounts are insured up to $250,000 by the FDIC.

Commissions receivable represents amounts due from the Clearing Broker and institutional clients. At December 31, 2013, $182,354 of commissions receivable is due from a Clearing Broker and $753,580 is due from institutional clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum amount of loss at December 31, 2013, is equivalent to $935,934. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

9. Commissions Receivable and Deposit at Clearing Broker

The Company is required to maintain deposits at the Clearing Broker in order to conduct its business. At December 31, 2013, deposits at the Clearing Broker consisted of cash of $100,000. In addition, the Company has commissions receivable balance of $182,354 with the Clearing Broker.

Management continuously monitors the credit quality of its commissions receivable. The balance as of December 31, 2013, is not considered to be impaired.

10. Guarantees

For those guarantees that are covered by ASC 460, the Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. ASC 460 requires a guarantor to recognize, at the inception of a guarantee the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2013, the Company had no guarantees.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2013, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. Income Taxes

The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax. The Company continues to be a limited liability company which is wholly owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's statement of financial condition.

12. Contingencies

The Company has no contingencies that would materially affect the Company's financial position.

13. Subsequent Events

The Company made distributions of capital to the Parent in the amount of $200,000 on January 6, 2014, $300,000 on January 21, 2014, and $100,000 on February 6, 2014. Pursuant to NYSE Arca Rules 4.2(d) and 4.3(d) and pursuant to Securities and Exchange Commission Rule (SEC) 15c3-1(e)(1) the Company provided notice to FINRA and the SEC of the equity withdrawals.

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.

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